08030822

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 6 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24784

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Certigroup, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8302 Gulf of Mexico Blvd.
(No. and Street)

Marathon (City) FL (State) 33050 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Norman Werbner 1-800-324-6982
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kolkhorst & Kolkhorst CPA's
(Name – *if individual, state last, first, middle name*)

10943 N. Sam Houston Parkway W #150 (Address) Houston (City) TX (State) 77064 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 2 2008
THOMSON FINANCIAL

E

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/1

OATH OR AFFIRMATION

I, Norman Werbner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Certigroup, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

SHEILA CANTLER
Notary Public - State of Florida
My Commission Expires Nov 20, 2011
Commission # DD 738328
Bonded Through National Notary Assn.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CERTIGROUP, INC.
BALANCE SHEETS
December 31, 2007 and 2006

CERTIGROUP, INC.
December 31, 2007 and 2006

Table of Contents

KOLKHORST & KOLKHORST
CERTIFIED PUBLIC ACCOUNTANTS

10943 N. SAM HOUSTON PKWY., W., SUITE 150
HOUSTON, TEXAS 77064

(281) 477-9100
FAX: (281) 477-9191
WWW.KOLKHORSTCPAS.COM

Independent Auditors' Report

February 21, 2008

To the Board of Directors
Certigroup, Inc.
Marathon, Florida

We have audited the accompanying balance sheets of Certigroup, Inc. as of December 31, 2007 and 2006. These balance sheets are the responsibility of the Company's management. Our responsibility is to express an opinion on these balance sheets based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for opinion.

In our opinion, the balance sheets referred to above present fairly, in all material respects, the financial position of Certigroup, Inc. as of December 31, 2007 and 2006 in conformity with the accounting principles generally accepted in the United States of America.

Kolkhorst & Kolkhorst

CERTIFIED PUBLIC ACCOUNTANTS

CERTIGROUP, INC.
BALANCE SHEETS
December 31, 2007 and 2006

ASSETS

	2007	2006
CURRENT ASSETS		
Cash and cash equivalents, including interest bearing deposits of $98,043 in 2007 and $21,389 in 2006	$ 174,549	$ 100,588
Accounts receivable	11,050	21,288
Total current assets	185,599	121,876
OTHER ASSETS		
Certificates of deposit	299,081	293,638
Prepaid insurance	17,796	20,338
Total other assets	316,877	313,976
PROPERTY AND EQUIPMENT	13,662	13,662
Less accumulated depreciation	(11,702)	(10,746)
Total property and equipment	1,960	2,916
TOTAL ASSETS	$ 504,436	$ 438,768

LIABILITIES AND STOCKHOLDER'S EQUITY

	2007	2006
CURRENT LIABILITIES		
Accounts payable	$ -0-	$ 2,478
LONG-TERM DEBT		
Subordinated debentures	350,000	350,000
Total liabilities	350,000	352,478
STOCKHOLDER'S EQUITY		
Common stock of $.01 par value; 100,000 shares authorized , issued and outstanding	10,000	10,000
Retained earnings	144,436	78,768
Total stockholder's equity	154,436	88,768
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 504,436	$ 438,768

See independent auditors' report and accompanying notes to financial statements.

Note A – GENERAL INFORMATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization
Certigroup, Inc. (the "Company") is a registered broker and dealer in securities under the Securities Exchange Act of 1934 (the "ACT"). The Company changed names effective January 13, 1998 from Norman Werbner Investments, Inc. The Company is based in Marathon, Florida and operates throughout the United States.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the classified balance sheet and the statements of cash flows, the Company considers all highly liquid investments, with a maturity of three months or less, to be cash equivalents.

Revenues
The Company's primary source of revenues is from the placement of certificates of deposit and the management of portfolios. Revenues and related expenses are recorded upon completion and submission of all applicable agreements.

Accounts Receivable
The Company records an allowance for uncollectible accounts receivable when management determines that full collection my be doubtful. Company management is not aware of any significant concentrations of credit or market risk related to receivables or other financial instruments reported in these financial statements.

Property, Equipment and Depreciation
Property and equipment are carried at cost. Depreciation is computed using the straight-line method, based on the estimated useful lives of the related assets. Fully depreciated assets are carried on the books until the date of disposal or retirement. Depreciation for the years ending December 31, 2006 and December 31, 2005 amounted to $957 and $788, respectively.

Note B – **ELECTION UNDER SUBCHAPTER S**

The absence of a provision for income taxes at December 31, 2007 and 2006 is due to the election by the Company, and consent by its stockholders, to include their respective shares of taxable income of the Company in their individual tax returns. As a result, no federal income tax is imposed on the Company. This election under Subchapter S of the Internal Revenue Code was effective March 1, 2002.

Note C – **STOCKHOLDER EQUITY**

In accordance with Rule 15c3-1 of the 1934 SEC Act, the Company is required to maintain net capital, as defined, such that the Company's aggregate indebtedness, as defined, shall not exceed fifteen times its net capital. The Company must also maintain net capital, as defined, of at least $250,000 for 2007 and $250,000 for 2006. The Company was in compliance with both requirements at December 31, 2007 and 2006, and for the years then ended.

Note D – **SUBORDINATED DEBENTURES**

Norman Werbner, the 100% shareholder, sole director and President of Certigroup, Inc., entered into a subordinated loan agreement for the equity capital with the Company on June 17, 1998, whereby Mr. Werbner loaned the Company $100,000. The NASD accepted the provisions of the subordinated loan agreement for equity capital effective July 18, 1998. FINRA (the Financial Industry Regulatory Authority) accepted the extension of the maturity date to December 31, 2012 on December 21, 2007. Interest at 18% on the loan is payable monthly.

Mr. Werbner entered into an additional subordinated loan agreement for the equity capital with the Company on November 29, 2004, whereby Mr. Werbner loaned the Company an additional $250,000. The NASD accepted the provisions of this subordinated loan agreement for equity capital effective December 15, 2004. FINRA (the Financial Industry Regulatory Authority) accepted the extension of the maturity date to December 31, 2012 on December 21, 2007. Interest at 18% on the loan is payable monthly

Note E – **PREPAID INSURANCE**

The prepaid insurance at December 31, 2007 and 2006 represents the purchase by the Company of a long term health care policy for the shareholder. Each year a portion of this policy is amortized and distributed to the shareholder.

Note F – **OTHER INCOME**

In 2007, the NASD consolidated with the New York Stock Exchange Member Regulation and formed the Financial Industry Regulatory Authority (FINRA). FINRA paid every NASD member firm $35,000 to reflect the cost savings resulting from the consolidation.

END